SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated November 15, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish  Power plc ("the  Company")  announces  that on 13 November  2006,  the following  Directors/Persons  Discharging Managerial  Responsibility,  purchased
Partnership  Shares and were awarded  Matching  Shares under the Inland  Revenue approved  ScottishPower  Employee Share  Ownership Plan (ESOP).  The Shares were purchased/allocated  at  £7.41  per share under the terms of the ESOP. As a result of these  awards,  the Company was notified  today,  that the  individual interests in the ordinary  share capital of Scottish Power plc have increased as shown below.

                           Partnership Shares     Matching Shares     Total Interest in
                           Ordinary Shares        Ordinary Shares     Ordinary Shares of
                              of 42p                 of 42p           42p each following
                                                                      this notification*

Alan Bryce                 17                          6                 23,329
John Campbell              17                          6                 17,591
Stephen Dunn               17                          6                 24,990
Willie MacDiarmid          17                          6                 29,263
Susan Reilly               17                          6                 14,962
David Rutherford           7                           6                 13,651

*All less than 1% of the issued share capital

Mrs Sheelagh Duffield

Company Secretary

Telephone: 0141 636 4544

15 November 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 15, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary